UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File No. 001-33071
CUSIP Number: 28238P109

(Check One)	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 N/A

PART I — REGISTRANT INFORMATION
EHEALTH, INC.
(Full Name of Registrant)
N/A
(Former Name if Applicable)

440 EAST MIDDLEFIELD ROAD

(Address of Principal Executive Office (Street and Number))

MOUNTAIN VIEW, CALIFORNIA 94043
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
eHealth, Inc. (the “Company”) was unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense. Additional time was needed to complete the Company’s review of the Form 10-K and remedy an error in the XBRL file for the Form 10-K. Upon resolving the error, the Company immediately started final transmission of the Form 10-K to the Commission.  The Company’s filing software indicated that the filing was accepted at 5:30 PM EDT; however, the confirmation email from the Commission shows the filing was received by the Commission at 5:31 PM EDT on March 16, 2018 and accepted by the Commission at 5:32 PM EDT.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jay W Jennings	650	210-3128
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Company’s Form 10-K for the year ended December 31, 2017 filed on March 19, 2018, which details the changes in operations in 2017 compared to 2016.

eHealth, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ JAY W. JENNINGS
Date: March 19, 2018	By;	JAY W. JENNINGS SVP, Finance and Chief Accounting Officer